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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                             Cygni Investments Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   23255R-10-4
                                 (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  23255R-10-4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Baldwin Investments Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions): Not Applicable
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With

     5.   Sole Voting Power               99,500

     6.   Shared Voting Power                -0-

     7.   Sole Dispositive Power          99,500

     8.   Shared Dispositive Power           -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     99,500

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     10.0%

12.  Type of Reporting Person (See Instructions)

     CO
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Item 1.

     (a)  Name of Issuer: Cygni Investments Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          1516-D Brookhollow Drive, Santa Ana, CA  92705

Item 2.

     (a)  Name of Person Filing: Baldwin Investments Limited

     (b)  Address of Principal Business Office or, if none, Residence:
          99-101 Regent Street, First Floor, London W1R 7HB, UK

     (c)  Citizenship: United Kingdom

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 23255R-10-4

Item 3. Not Applicable

Item 4. Ownership

     (a)  Amount beneficially owned:                                      99,500

     (b)  Percent of class:                                                10.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote                  99,500

          (ii)  Shared power to vote or to direct the vote                   -0-

          (iii) Sole power to dispose or to direct the disposition of     99,500

          (iv)  Shared power to dispose or to direct the disposition of      -0-

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     Not Applicable

Item 9. Notice of Dissolution of Group

     Not Applicable
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Item 10. Certification

     Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/14/01                           Signature
                                        /s/ Angel Ho Kit Ying
                                        Baldwin Investments Limited